RANDGOLD RESOURCES FORECASTS
STRONG GROWTH FOR 2005

London, 29 March 2005 (LSE:RRS)(NASDAQ:GOLD) - London and Nasdaq listed gold miner Randgold Resources has forecast strong organic growth in 2005 with its new mine at Loulo scheduled to go into production and the hunt continuing for further substantial deposits in six African countries.

In the company's annual report for 2004, published today, chief executive Dr Mark Bristow said production from its Morila joint venture was expected to exceed 600 000 ounces this year at a cost of US$200/oz while Loulo, due to pour its first gold in July, was slated to contribute 100 000 ounces at US$230/oz.

"Our priority for 2005 is to bring the Loulo mine into production as planned. At the same time, we are continuing to expand the resource there through deep drilling, and we are progressing the economic study to the point where we can make a thoroughly informed decision about the development of an underground operation to extend the open-pit mine currently being completed," Bristow said. The report notes that the Loulo resource is already at the 8 million ounce mark and is continuing to expand.

"We will keep up the pressure at Morila to ensure that the recent recovery is sustained and that the mine meets its production targets. And in our well-entrenched positions in Africa's major gold belts, we will continue the hunt for plus 2 million ounce deposits."

Bristow said the company underpins its growth through its proven organic growth strategy but at the same time remains alert to deals that could add to shareholder value.

"The best way to create value is through discovery, as our record shows. The key component of our growth strategy is therefore an aggressive exploration programme, designed to discover profitable ounces and build a well-balanced portfolio," he said.

"Over the past year we again delivered on our promise to expand our country exposure and project portfolio throughout the major gold belts of east and west Africa. We now have a groundholding of 8 700km2 and 115 targets in six countries, in five of which exploration and drilling programmes are currently under way. Aside from the work being done at and around Morila and Loulo in Mali, we are active in Tanzania, Senegal, Burkina Faso and Ghana."

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The company also has an advanced project at Tongon in the Côte d'Ivoire, which has been on hold since the outbreak of civil unrest in that country. Bristow noted that the Tongon feasibility study was currently being updated in anticipation of a return to stability.

Also in the annual report, chairman Philippe Liétard noted that the company had cash resources of almost US$80 million and was securely positioned to fund its exploration programmes and the equity portion of the Loulo development, as well as to pursue corporate opportunities.

"In fact, one of the defining characteristics of Randgold Resources is its capacity to continue investing substantially in its future growth," he said.

RANDGOLD RESOURCES ENQUIRIES:
Chief Executive - Dr Mark Bristow +44 779 775 2288
Financial Director - Roger Williams +44 791 709 8939
Investor & Media Relations - Kathy du Plessis +27 11 728 4701, Cell: +27 (0) 83 266 5847
randgoldresources@dpapr.com

Website: www.randgoldresources.com

The Randgold Resources 2004 Annual Report and 10 Year Review are now available and have been mailed to shareholders. An electronic copy of the report can be downloaded from the company website www.randgoldresources.com. If you wish to receive a printed copy, please send your details to Kathy du Plessis at randgoldresources@dpapr.com or by fax to +27 11 728 2547.

DISCLAIMER: Statements made in this document with respect to Randgold Resources' current plans, estimates, strategies and beliefs and other statements that are not historical facts are forwardlooking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such risk factors, refer to the annual report on Form 20-F for the year ended 31 December 2003, which was filed with the United States Securities and Exchange Commission (the 'SEC') on 30 June 2004. Randgold Resources assumes no obligation to update information in this release. Cautionary Note to US Investors: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as "resources", that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any part of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's industry guide number 7.